Exhibit H

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF MAY 4, 2017

The information included in this document supplements the information about the Republic of Panama (the “Republic” or “Panama”) contained in Panama’s annual report for the year ended December 31, 2015, on Form 18-K filed with the Commission on September 30, 2016, as amended by Amendment No. 1 thereto filed on Form 18-K/A with the Commission on December 23, 2016 and Amendment No. 2 thereto filed on Form 18-K/A with the Commission on April 19, 2017. To the extent the information in this Exhibit H is inconsistent with the information contained in such annual report, the information in this Exhibit H replaces such information. Initially capitalized terms used in this Exhibit H have the respective meanings assigned to those terms in such annual report.

Political Developments

On April 11, 2017, President Varela appointed Carlos Duboy as General Manager of Tocumen International Airport. Mr. Duboy succeeds Joseph Fidanque III, who resigned citing personal reasons. On March 29, 2017, Mr. Fidanque III was appointed to the board of directors of the Superintendancy of Banks of Panama.

On April 11, 2017, President Varela announced his intention to appoint Alfredo Martiz, ambassador to the Republic of China (Taiwan), to succeed Estivenson Girón as Director General of the Caja de Seguro Social (“Social Security Fund” or “CSS”). Mr. Girón resigned from his position on December 22, 2016, amid criticism of his leadership of CSS. Upon announcing the appointment of Mr. Martiz, President Varela stated that the challenges that Mr. Martiz will confront include delays for surgeries, the establishment of efficient mechanisms for the supply of medicines, and the conclusion of infrastructure projects.

On March 31, 2017, Mirei Endara resigned as Minister of Environment, citing personal reasons. Ms. Endara was the first person to serve in this position, following the establishment of the Ministry of Environment in 2015. Selection and appointment of a successor to Minister Endara remains pending.

On March 23, 2017, the general manager of Empresa de Transmisión Eléctrica Panameña (Panamanian Electric Transmission Company, “ETESA”), Iván Barría, resigned. The resignation by Mr. Barría followed two blackouts that occurred in less than a week in March 2017, which left sectors of Panama City, Panama Oeste and Colón without electricity. On March 24, 2017, Minister of Economy and Finance Dulcidio De La Guardia announced the appointment of Óscar Rendoll as interim general manager of ETESA.

On January 4, 2017, Alfredo Juncá was elected Magistrate of the Electoral Tribunal for a period of ten years. Mr. Juncá succeeds Erasmo Pinilla, who served in the position for twenty years.

On January 3, 2017, President Varela announced the appointment of Maria Luisa Romero as Minister of Government. Minister Romero succeeds Milton Henriquez, who resigned upon being appointed Ambassador to Spain. On January 3, 2017, President Varela also announced the appointment of Carlos Rubio as Vice Minister of Government, the position held by Ms. Romero prior to her appointment as Minister of Government.

Recent Government Actions

In March 2017, the Government signed a contract with ING Bank, a branch of ING-DiBa AG, and Citibank, N.A., for a U.S.$137.3 million loan to fund the purchase of 70 train cars for the Panama Metro. According to the President of the Panama Metro, this acquisition is expected to increase the transportation capacity of the Panama Metro by 110%. Delivery of the train cars is expected to begin in late April 2017.

In March 2017, the Cabinet Council approved modifications and amendments to Law No. 76 of 2009, which provides for measures intended to promote and develop industry. The modifications and amendments establish a National Industrial Competitiveness Program, which includes initiatives designed to strengthen human capital and to finance and develop micro, small, and medium enterprises. An industrial competitiveness program is intended to coordinate institutional actors and the private sector for the design and execution of plans to develop the industrial sector and to promote exports through initiatives related to market promotion, food safety, and human capital.

In March 2017, President Varela signed Law No. 389, which amends Law No. 40 of 2010 to provide students attending private schools up to U.S.$270 per school year for primary education expenses; U.S.$360 per school year for middle school expenses; and U.S.$450 per school year for high school expenses. More than 75,000 students from private schools in Panama whose tuition and monthly payments do not exceed U.S.$2,000 per year may receive the scholarship.

In February 2017, the Assembly approved Panama’s accession to the Convention on Mutual Administrative Assistance in Tax Matters (“MAC”) that Panama signed in October 2016. By acceding to the MAC, the number of jurisdictions with which Panama may formally exchange information increases from 30 to 107.

In February 2017, Executive Decree No. 001–17 extended increases to import tariffs on certain flowers, coal, clinker (cement), and garments, which were initially imposed in August 2016. The increased tariffs, which will not apply to imports that qualify for certain preferential tariff rates, are scheduled to expire on December 31, 2017. In March 2017, Executive Decree No. 001–17 was amended to increase tariffs on certain additional products, including coffee, wood boards, paper towel, aluminum and certain wires and cables; this amendment also will not apply to imports that qualify for certain preferential tariff rates.

In February 2017, the Assembly approved Bill 245, which, if enacted into law, would reform the Judicial Code, the Criminal Code, and the Code of Criminal Procedure. Among the areas addressed by Bill 245 are policies related to extradition, penitentiary overcrowding, and criminal prosecution. Bill 245 seeks to conform Panamanian criminal procedures with international standards and includes proposals related to prison conditions, earned time programs, rehabilitation programs, clemency policies, social integration of former prisoners, and judicial efficiency.

In January and February 2017, the Supreme Court opened two new investigations against former President Ricardo Martinelli. In January 2017, the Supreme Court opened an investigation into accusations that former President Martinelli attempted to extort Impregilo, an Italian construction company, to pay for the construction of a hospital in Veraguas province. In February 2017, the Supreme Court opened an investigation into accusations that former President Martinelli embezzled funds from loan disbursements totaling U.S.$30 million made by the Social Security Fund to HPC Contratas P&V, contractor for the Amador Convention Center construction project.

The Supreme Court has opened a total of nine investigations against former President Martinelli, which are based on allegations of (i) extortion of Impregilo, (ii) embezzlement of funds from loan disbursements made by the Social Security Fund, (iii) irregularities in the purchase of dehydrated foods under the former Programa de Ayuda Nacional (“National Assistance Program”); (iv) illegal telephone wiretapping; (v) irregularities in the purchase of grains under the former National Assistance Program; (vi) insider trading of shares in Petaquilla Minerals Ltd.; (vii) crimes against the public administration (acceptance of bribes); (viii) unlawful issuance of 353 pardons; and (ix) unlawful conduct in connection with an alleged usurpation of lands in Veraguas province. The investigations have not resulted in charges against former President Martinelli, which require his presence in Panama. In September 2016, the Ministry of Foreign Affairs submitted a request to the U.S. Department of State for the extradition of former President Martinelli, which remains outstanding.

In January 2017, the Government published for the first time a “National Risk Evaluation for the Prevention of Money Laundering and Financing of Terrorism.” The analysis identifies the risk level of money laundering in connection with different economic activities to inform the development of appropriate public policies and to direct resources effectively. The report concluded that internal crime is a source of money laundering in Panama; Panama is vulnerable to money laundering from overseas crime; and that some services and juridical structures in Panama could be abused abroad for money laundering. The report also concluded that the financing of terrorism is a low risk in Panama, in part due to the legal framework and institutional capacity.

In January 2017, the Government requested cancellation of a contract with Odebrecht for development of the Hydroelectric Project Chan II. In February 2017, Odebrecht accepted an action plan proposed by the Government to cancel the contract. The Government estimates that construction by a new contractor would require up to three years.

In January 2017, the Metro Line 2 Consortium, which consists of Odebrecht S.A. and Fomento de Construcciones y Contratas S.A., announced that it had concluded documentation for new financing of the Metro Line 2 project, following the withdrawal of Citigroup from participation in financing the Metro Line 2 Consortium. The Metro Line 2 project is expected to be completed in December 2018.

In January 2017, Executive Decree No. 13 extended for six months temporary price caps on 22 products that are part of the family food basket. The temporary price caps first became effective in July 2014 for an initial six-month period and have been extended since then, with certain adjustments.

In December 2016, Finmeccanica S.p.A. affiliate AgustaWestland delivered to the Government an AW109 ambulance helicopter pursuant to the September 2016 settlement agreement between Finmeccanica subsidiaries and the Government to resolve disputes concerning public contracts signed in 2010. In January 2017, the ambassador of Panama to Italy, Fernando Berguido, signed an agreement with Finmeccanica affiliates Selex, AgustaWestland and Telespazio for the acquisition of two AW139 patrol and rescue helicopters; pursuant to the 2016 settlement agreement, Selex will fund the purchase of the two helicopters, valued at € 29 million.

In December 2016, the U.S. Department of Justice disclosed documents revealing that the construction company Odebrecht had paid U.S.$59.0 million in bribes to Panamanian government officials between 2009 and 2014. In response, the Government announced that it would take measures to prevent public projects from being awarded to Odebrecht. In January 2017, upon request from the Government, Odebrecht withdrew from participation in the design and construction of the fourth bridge over the Panama Canal. In February 2017, the Ministry of Economy and Finance transferred U.S.$2.5 million to the Public Ministry to support investigations related to Odebrecht.

In November 2016, the National and International Independent Experts Committee submitted recommendations to President Varela to protect the integrity of the international logistics and corporate and financial services sectors in Panama. The Government established this committee in April 2016 in response to questions raised by the international community following the publication of confidential documents relating to offshore financial arrangements that were leaked from Mossack Fonseca & Co., a law firm based in Panama. The committee submitted recommendations relating to strategy and participation, national political commitment, an independent advisory committee, availability of information, information access, exchange of information, regulation, tax base erosion and profit shifting, and education.

The Panamanian Economy

Economic Performance in 2016.

In 2016, Panama’s preliminary GDP growth in chained volume measure was 4.9%, compared to 5.8% in 2015. Inflation, as measured by the average CPI with base year 2013, was 0.7% in 2016. The unemployment rate increased to 5.5% in 2016 from 5.1% in 2015.

The Central Government’s current savings in 2016 registered a surplus of U.S.$1,267.9 million (2.4% of nominal GDP) compared to a surplus of U.S.$1,212.9 million in 2015 (2.3% of nominal GDP). The Government’s overall deficit increased from U.S.$2,010.0 million in 2015 (3.9% of nominal GDP) to a deficit of U.S.$2,383.4 million in 2016 (4.4% of nominal GDP). In 2016, Panama’s non-financial public sector balance registered a deficit of U.S.$1,350 million (2.5% of nominal GDP), an increase from a deficit of U.S.$1,208 million in 2015 (2.3% of nominal GDP). In 2016, Panama’s non-financial public sector balance registered an adjusted deficit of U.S.$808 million (1.5% of nominal GDP), compared to an adjusted deficit of U.S.$1,043 million in 2015 (2.0% of nominal GDP).

The construction sector grew by 8.3% in 2016 compared to 2015, representing 16.5% of GDP in 2016. Growth in the construction sector was primarily due to the execution of public and private projects.

The real estate sector grew by 4.7% in 2016 compared to 2015, representing 14.7% of GDP in 2016. Growth in the real estate sector was primarily due to an increase in sales of housing properties as a result of the construction of residential buildings in previous years.

The financial intermediation sector grew by 6.6% in 2016 compared to 2015, representing 7.9% of GDP in 2016. Growth in the financial intermediation sector was attributable mainly to banking activity.

The manufacturing sector decreased by 2.8% in 2016 compared to 2015, representing 5.0% of GDP in 2016. The decrease in the manufacturing sector was primarily due to a decrease in food and beverages processing.

The public utilities sector grew by 10.6% in 2016 compared to 2015, representing 4.0% of GDP in 2016. Growth in the public utilities sector was primarily due to an increase in the generation of hydraulic, wind, solar and thermal energy.

The agriculture sector decreased by 0.1% in 2016 compared to 2015, representing 2.1% of GDP in 2016. The decrease in agriculture was primarily due to lower production of vegetables, bananas, pineapples, and muskmelons.

Mining activities increased by 8.4% in 2016 compared to 2015, representing 1.9% of GDP in 2016. Growth in mining activities was primarily due to an increase in demand for raw materials for the construction industry.

The transportation, storage and telecommunications sector increased by 1.8% in 2016 compared to 2015, representing 13.9% of GDP in 2016. Growth in this sector was primarily due to growth in telecommunications and air transport services.

The fisheries sector decreased by 8.4% in 2016 compared to 2015, representing 0.5% of GDP in 2016. The decrease in the fisheries sector was primarily due to a decrease in fishing of commercial species, which resulted in lower exports of fresh and frozen fish and shrimp.

The commerce, hotels and restaurants sector grew by 3.1%% in 2016 compared to 2015, representing 20.0% of GDP in 2016. Growth in the commerce, hotels and restaurants sector was primarily due to increases in the sales of fuels and associated products; food, drinks and tobacco; and restaurant services.

The public administration sector grew by 14.1% in 2016 compared to 2015, representing 3.2% of GDP in 2016. Growth in the public administration sector was primarily due to an increase in wages in some public institutions, such as the Social Security Fund.

The other services sector grew by 4.9% in 2016 compared to 2015, representing 8.4% of GDP in 2016. Growth in this sector was primarily due to increased revenues in higher education teaching, hospital activities, sport activities and lottery.

The following table sets forth Panama’s principal price indicators for each of the years 2012 through 2016:

TABLE NO. 2

Inflation

(percentage change from previous period)(1)

	2012	2013	2014	2015	2016
Annual Percentage Change:
Consumer Price Index	5.7%	4.0%	2.6%	0.2%	0.7%
Wholesale Price Index:	4.7	0.1	(1.6)	(5.7)	(0.8)
Imports	5.2	(1.9)	(4.7)	(12.0)	(2.4)
Industrial products	4.0	2.2	0.8	(0.4)	(0.1)
Agricultural products	5.4	4.0	6.6	6.1	2.8

(1)	For years 2012 and 2013, the CPI inflation base year is 2002; for years 2014, 2015, and 2016, the CPI inflation base year is 2013.

Source: Office of the Comptroller General.

The following tables set forth Panama’s GDP and Panama’s GDP by sectoral origin (in dollars, in percentage change, and as a percentage of GDP) for each year from 2012 to 2016:

TABLE NO. 3

Gross Domestic Product

	2012	2013 (R)	2014 (R)	2015 (P)	2016 (P)
Gross Domestic Product in chained volume measure (millions of dollars)(1)	$29,873.0	$31,851.9	$33,780.0	$35,731.6	$37,471.8
% Change over Previous Year	9.2%	6.6%	6.1%	5.8%	4.9%
Gross Domestic Product in nominal prices (millions of dollars)	$39,954.8	$44,856.2	$49,165.8	$52,132.3	$55,187.8
% Change over Previous Year	16.2%	12.3%	9.6%	6.0%	5.9%

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Figures are based on 2007 constant dollars.

Source: Office of the Comptroller General.

TABLE NO. 4

Sectoral Origin of Gross Domestic Product

(in millions of dollars)(1)

	2012	2013 (R)	2014 (R)	2015 (P)	2016 (P)
Primary Activities:
Agriculture	$778.6	$790.4	$800.1	$803.3	$802.4
Fisheries	144.8	165.3	232.3	222.3	203.5
Mining	420.2	515.2	602.8	645.0	698.9
Total	$1,343.6	$1,470.9	$1,635.3	$1,670.6	$1,704.8
Industrial Activities:
Manufacturing	$1,913.8	$1,939.1	$1,956.7	$1,930.5	$1,876.9
Construction	3,581.4	4,694.6	5,351.9	5,716.9	6,192.6
Total	$5,495.2	$6,633.7	$7,308.6	$7,647.4	$8,069.5
Services:
Public utilities	$1,047.9	$1,145.4	$1,199.0	$1,362.4	$1,506.4
Commerce, restaurants and hotels	6,829.2	6,856.0	6,927.2	7,250.6	7,477.6
Transportation, storage and communications	4,558.6	4,632.2	4,887.1	5,115.0	5,207.7
Financial intermediation	2,249.4	2,430.4	2,505.2	2,766.1	2,947.4
Real estate	4,178.5	4,500.2	4,950.3	5,252.6	5,502.1
Public administration	975.5	937.2	961.0	1,064.5	1,215.0
Other services	2,593.4	2,721.8	2,844.0	2,999.0	3,145.4
Total	$22,432.6	$23,223.2	$24,273.8	$25,810.2	$27,001.5
Plus Import Taxes(2)	1,249.6	1,333.1	1,440.6	1,424.0	1,575.2
Less Imputed Banking Services	(702.9)	(740.0)	(749.9)	(802.7)	(842.1)
Gross Domestic Product in chained volume measure(3)	$29,873.0	$31,851.9	$33,780.0	$35,731.6	$37,471.8

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Figures are based on 2007 constant dollars.
(2)	Including value-added tax.
(3)	The discrepancy between each total and the sum of the components of each total is due to statistical differences originating from utilization of moving base price structures, in accordance with the suggested methodology from the SNA 1993.

Source: Office of the Comptroller General.

TABLE NO. 5

Percentage Change from Prior Year for

Sectoral Origin of Gross Domestic Product (percentage change)(1)

	2012	2013 (R)	2014 (R)	2015 (P)	2016 (P)
Primary Activities:
Agriculture	2.2%	1.5%	1.2%	0.4%	(0.1)%
Fisheries	(5.2)%	14.1%	40.6%	(4.3)%	(8.4)%
Mining	25.3%	22.6%	17.0%	7.0%	8.4%
Total	7.5%	9.5%	11.2%	2.2%	2.1%
Industrial Activities:
Manufacturing	7.9%	1.3%	0.9%	(1.3)%	(2.8)%
Construction	28.2%	31.1%	14.0%	6.8%	8.3%
Total	20.3%	20.7%	10.2%	4.6%	5.5%
Services:(2)
Public utilities	11.3%	9.3%	4.7%	13.6%	10.6%
Commerce, restaurants and hotels	10.0%	0.4%	1.0%	4.7%	3.1%
Transportation, storage and communications	4.2%	1.6%	5.5%	4.7%	1.8%
Financial intermediation	9.5%	8.0%	3.1%	10.4%	6.6%
Real estate	5.0%	7.7%	10.0%	6.1%	4.7%
Public administration	2.8%	(3.9)%	2.5%	10.8%	14.1%
Other services	4.3%	4.9%	4.5%	5.4%	4.9%
Total	6.9%	3.5%	4.5%	6.3%	4.6%
Plus Import Taxes(3)	11.3%	6.7%	8.1%	(1.2)%	10.6%
Less Imputed Banking Services	12.6%	5.3%	1.3%	7.0%	4.9%
Gross Domestic Product in chained volume measure	9.2%	6.6%	6.1%	5.8%	4.9%

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Figures are based on 2007 constant dollars.
(2)	Panama Canal and CFZ figures are not based on 2007 constant dollars and are therefore not included in this table.
(3)	Including value-added tax.

Source: Office of the Comptroller General.

TABLE NO. 6

Sectoral Origin of Gross Domestic Product

(as percentage of GDP)(1)

	2012	2013 (R)	2014 (R)	2015 (P)	2016 (P)
Primary Activities:
Agriculture	2.6%	2.5%	2.4%	2.2%	2.1%
Fisheries	0.5%	0.5%	0.7%	0.6%	0.5%
Mining	1.4%	1.6%	1.8%	1.8%	1.9%
Total	4.5%	4.6%	4.8%	4.7%	4.5%
Industrial Activities:
Manufacturing	6.4%	6.1%	5.8%	5.4%	5.0%
Construction	12.0%	14.7%	15.8%	16.0%	16.5%
Total	18.4%	20.8%	21.6%	21.4%	21.5%
Services:(2)
Public utilities	3.5%	3.6%	3.5%	3.8%	4.0%
Commerce, restaurants and hotels	22.9%	21.5%	20.5%	20.3%	20.0%

	2012	2013 (R)	2014 (R)	2015 (P)	2016 (P)
Transportation, storage and communications	15.3%	14.5%	14.5%	14.3%	13.9%
Financial intermediation	7.5%	7.6%	7.4%	7.7%	7.9%
Real estate	14.0%	14.1%	14.7%	14.7%	14.7%
Public administration	3.3%	2.9%	2.8%	3.0%	3.2%
Other services	8.7%	8.5%	8.4%	8.4%	8.4%
Total	75.1%	72.9%	71.9%	72.2%	72.2%
Plus Import Taxes(3)	4.2%	4.2%	4.3%	4.0%	4.2%
Less Imputed Banking Services	(2.4)%	(2.3)%	(2.2)%	(2.2)%	(2.2)%
Gross Domestic Product in chained volume measure(4)	100.0%	100.0%	100.0%	100.0%	100.0%

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Figures are based on 2007 constant dollars.
(2)	Panama Canal and CFZ figures are not based on 2007 constant dollars and are therefore not included in this table.
(3)	Including value-added tax.
(4)	The discrepancy between the total and the sum of its components is due to statistical differences originating from utilization of moving base price structures, in accordance with the suggested methodology from the SNA 1993.

Source: Office of the Comptroller General.

The Panama Canal

The Canal plays a significant role in the Panamanian economy. In the Panama Canal Authority (“PCA”) 2016 fiscal year, Canal transits decreased to 13,114 from 13,874 in fiscal year 2015, while cargo tonnage in fiscal year 2016 decreased to 204.7 million long tons from 229.1 million long tons in fiscal year 2015. According to the PCA, toll revenues for fiscal year 2016 reached U.S.$1,933.0 million, a decrease of 2.9% compared to U.S.$1,991.3 million in fiscal year 2015.

On average, from the Canal’s fiscal year 2012 to the fiscal year 2016, transits through the Canal decreased by 2.2% and cargo tonnage decreased by 1.5%. Factors such as the development of alternative land routes and the increasing size of vessels transiting the Canal have contributed to the decrease in the number of vessels required to transport cargo between 2012 and 2016. However, on average, from fiscal year 2012 to the fiscal year 2016, toll revenues have increased by 2.3% per annum, primarily due to an increase in toll rates.

As of September 30, 2016, the Canal’s total work force (which includes temporary and permanent employees) was 9,936. Of the 2016 total work force, 7,729 were permanent workers and 2,207 were temporary workers.

The following table sets forth the Canal’s statistical and financial information for fiscal years 2012 through 2016 (each ended on September 30):

TABLE NO. 8

Panama Canal Principal Statistics

Fiscal Year	Number of Transits	Tolls (millions of U.S. dollars)	Long Tons of Cargo (millions)
2012	14,544	$1,852.4	218.1
2013	13,660	1,849.6	212.1
2014	13,481	1,909.3	227.5
2015	13,874	1,991.3	229.1
2016	13,114	1,933.0	204.7

Source: PCA.

The Panama Canal Expansion Project

In June 2016, the Panama Canal Expansion Program fulfilled the goal of opening a third set of locks in the Canal and accommodating the transit of a neopanamax container vessel. At the end of fiscal year 2016, the Panama Canal registered more than 200 transits through the new locks, including the passage of the first liquefied petroleum gas tanker through the waterway.

During fiscal year 2016, the Dispute Adjudication Board (“DAB”) issued a decision to recognize a portion of amounts claimed by Grupo Unidos por el Canal (“GUPCSA”), the consortium contracted for construction of the third set of Canal locks, in relation to six disputes related to the Canal expansion. In these six cases, GUPCSA claimed U.S.$119.0 million, of which the DAB recognized U.S.$56.6 million. The PCA reserved its right to submit the matter to arbitration.

In December 2016, the PCA received two new requests for arbitration from GUPCSA with claims totaling U.S.$2.4 billion. GUPCSA filed the two arbitrations before the International Court of Arbitration of the International Chamber of Commerce, raising the total amount of claims from U.S.$3.3 billion to U.S.$5.7 billion. Most of the claims included in these requests for arbitration had been presented in pre-arbitration processes, and some had not been addressed by the DAB.As of March 22, 2017, claims by GUPCSA against the PCA totaled U.S.$6.6 billion.

In January 2017, the DAB issued a ruling on a claim by GUPCSA for U.S.$114.0 million based on cost overruns related to the quality and quantity of basalt, the availability of sites for disposal of excavated material and the physical conditions in the area where the water basins were built. The DAB’s ruling recognized U.S.$4.0 million of the claim, due to physical conditions of the water basin area, while the other components of the claims were denied.

Puente Atlantico, S.A. is the contractor for the construction of a fourth bridge across the Canal, to be located in Colón province. The PCA will disburse to the contractor advances in installments totaling U.S.$35.0 million. As of September 2016, the amount withheld from payments to the contractor and debited from advance payments was U.S.$16.2 million toward cost recovery. Construction of the fourth bridge across the Canal began in May 2013 and is projected to be complete in mid-2018.

The Panama Canal Authority

In fiscal year 2016, the PCA had a surplus of approximately U.S.$1,163.4 million, a decrease of 14.5% compared to U.S.$1,360.8 million in 2015.

The Colón Free Zone

In 2016, total imports to the CFZ were estimated at U.S.$9.2 billion, a decrease of 10.9% from U.S.$10.4 billion in 2015, while total re-exports were U.S.$10.4 billion, a decrease of 8.3% from U.S.$11.4 billion in 2015. By contrast, Panama’s non-CFZ merchandise exports were estimated at U.S.$636.1 million in 2016, a decrease of 8.5% from U.S.$695.2 million in 2015, while non-CFZ merchandise imports were estimated at U.S.$11.3 billion in 2016, a decrease of 2.2% from U.S.$11.6 billion in 2015.

Employment and Labor

In August 2016, Panama’s labor force was preliminarily estimated at 1.874 million (an increase of 2.6% from 1.826 million as of August 2015), which represented approximately 64.4% of the total working age population.

As of August 2016, the service sector (principally consisting of real estate, commerce and tourism, public administration, the Panama Canal, banking, the CFZ and public utilities) employed 66.2% of the employed labor force, compared to 15.4% for the primary sector (consisting of agriculture and fisheries) and 18.4% for the industrial sector (principally consisting of manufacturing, mining and construction).

In 2016, the total unemployment rate increased to 5.5% compared to 5.1% in 2015, mainly due to a slowdown in economic growth and the completion of major construction projects.

The following table sets forth certain labor force and unemployment statistics for the five years ended August 2012 through August 2016:

TABLE NO. 9

Labor Force and Employment

	2012	2013	2014	2015	2016
Total Population(1)	3,787.5	3,850.7	3,913.3	3,975.4	4,037.0
Working-Age Population(1)	2,659.8	2,719.8	2,782.1	2,846.6	2,910.0
Labor Force
Employed(1)	1,617.2	1,672.4	1,695.4	1,733.9	1,770.7
Unemployed(1)	68.3	71.5	85.9	92.3	102.9
Total	1,685.4	1,743.8	1,781.3	1,826.1	1,873.6

	(annual percentage change)
Total Population	1.7%	1.7%	1.6%	1.6%	1.6%
Working-Age Population	2.2%	2.3%	2.3%	2.3%	2.2%
Labor Force
Employed	5.1%	3.4%	1.4%	2.3%	2.1%
Unemployed	(5.4)%	4.7%	20.2%	7.4%	11.5%
Total	4.7%	3.5%	2.1%	2.5%	2.6%

	(in percent)
Labor Force:
Participation Rate(2)	63.4%	64.1%	64.0%	64.2%	64.4%
Employment Rate(3)	95.9	95.9	95.2	94.9	94.5
Unemployment Rate	4.1	4.1	4.8	5.1	5.5

(1)	In thousands.
(2)	Total labor force as percentage of working-age population.
(3)	Employed labor force as percentage of total labor force.

Source: Office of the Comptroller General.

Public Finance

Central Government Budget

The Assembly approved Panama’s 2017 budget on October 26, 2016. The 2017 budget contemplates total expenditures of U.S.$21.7 billion, with budget estimates based on an anticipated nominal GDP of U.S.$58.6 billion (5.8% growth from 2016) and an anticipated consolidated non-financial public sector deficit of approximately U.S.$585 million (approximately 1.0% of estimated nominal GDP) for 2017. Article 10 of the Social and Fiscal Responsibility Law, as amended by Law No. 38 of 2012, establishes a ceiling for the fiscal deficit adjusted balance of the non-financial public sector of 1.0% of nominal GDP projected in the budget for the 2017 fiscal year. The 2017 budget allocates public recurrent and capital expenditures as follows: 41.6% to social services; 17.2% to financial services; 15.9% to general services; 12.3% to infrastructure development; 2.3% to development and promotion of production; 1.0% to environment and technology; and 9.7% to other services. Investment for 2017 includes ongoing projects, such as Metro Line 2, the fourth bridge over the Canal, and Ciudad Esperanza (City of Hope, housing and community amenities project), and new projects, such as construction of the Technical Institute for Higher Education, Renovación Urbana de Colón (Colón Urban Renewal), and road construction on Panamerican highway between La Chorrera and San Carlos.

The table below sets forth the budgeted expenditures of the Central Government by function for the indicated budget years:

TABLE NO. 11

Budgeted Expenditures of the Central Government by Function(1)

(in millions of dollars)

Itemization	2013	2014	2015	2016	2017
Legislative	65.3	65.6	71.5	92.8	90.6
Judiciary	108.2	105.0	120.3	137.2	160.9
General Comptroller	81.4	86.2	85.0	90.5	88.3
Presidency	1,463.3	1,184.5	902.1	1,034.5	1,504.0
Government	237.0	347.6	337.3	322.5	294.4
Foreign Affairs	59.5	68.0	80.3	67.3	66.7
Education	1,471.0	1,649.0	1,876.8	2,075.2	2,150.9
Commerce and Industry	88.8	73.6	92.8	100.6	139.1
Public Works	729.6	917.6	960.3	851.9	836.2
Agriculture	146.6	138.1	217.3	203.6	205.0
Health	1,511.9	1,856.1	2,000.2	2,019.3	2,113.8
Labor	40.8	44.3	31.0	36.3	40.7
Housing	87.5	137.1	256.3	272.5	381.2
Economy and Finance	706.6	610.4	1,051.0	1,029.8	858.5
Social Development	211.4	249.6	278.7	286.6	291.7
Security	637.3	716.6	654.5	750.9	746.5
Public Ministry	93.1	100.6	121.1	158.6	149.2
Environment	–	–	–	58.6	68.9
Electoral Tribunal	93.1	85.3	61.7	63.4	78.1
Tax Administrative Court	2.5	2.8	3.0	3.0	3.0
Court of Accounts	3.0	3.1	3.4	3.6	3.8
Prosecutor of Accounts	2.9	3.0	3.0	3.1	3.1
Ombudsman	5.8	5.8	5.5	5.0	5.0
Other expenses	13.8	15.1	18.6	21.1	21.1
Total	$7,860.4	$8,465.2	$9,231.6	$9,629.3	$10,087.0

Source: Ministry of Economy and Finance.

(1)	Excluding transfers, subsidies and debt service.

In 2016, Panama’s non-financial public sector balance registered a deficit of approximately U.S.$1,350.0 million (2.5% of nominal GDP), an increase of 11.7% compared to a deficit of approximately U.S.$1,208.1 million in 2015 (2.3% of nominal GDP), in part due to an 8.3% increase in current expenditures. In 2016, Panama’s non-financial public sector balance registered an adjusted deficit of U.S.$808 million (1.5% of nominal GDP), compared to an adjusted deficit of U.S.$1,043 million in 2015 (2.0% of nominal GDP).

In 2016, the Central Government’s overall balance registered a deficit of approximately U.S.$2.4 billion (4.4% of nominal GDP), an increase of 18.6% compared to a deficit of approximately U.S.$2.0 billion (3.9% of nominal GDP) in 2015, in part due to an 8.4% increase total expenditures.

Taxation

Preliminary figures indicate that approximately 72.7% of the Central Government’s current revenues in 2016 came from various forms of taxation. Central Government tax revenues in 2016 were U.S.$5.5 billion, an increase of 9.2% from U.S.$5.1 billion of tax revenues in 2015. Approximately 53.0% of 2016 tax revenues were from direct taxes, compared to 50.8% of tax revenues in 2015. Direct tax revenues in 2016 were U.S.$2.9 billion, a 14.0% increase from U.S.$2.6 billion in 2015, primarily due to growth in tax revenue from capital gains tax and corporate income tax.

Revenues and Expenditures

Period Ended December 31, 2016

The Central Government’s total revenues for 2016 were U.S.$7,677 million, a 5.6% increase compared to U.S.$7,268 million 2015. In 2016, capital expenditures were U.S.$3,710 million, a 13.0% increase compared to U.S.$3,284 million in 2015, due to investment projects in public security, development and education. In 2016, current savings was U.S.$1,268 million, approximately 2.4% of estimated 2016 GDP and a 4.5% increase compared to U.S.$1,213 million in 2015, due mainly to an increase in tax revenue.

The table below sets forth the revenues and the expenditures of the Central Government for the periods indicated.

TABLE NO. 12

Fiscal Performance - Central Government

	Period Ended December 31, (in millions of dollars)
	2015 (R)	2016 (P)
Total Revenues	7,268	7,677
Adjusted Current Revenue	7,206	7,618
Tax Revenue	5,072	5,537
Non Tax Revenues	2,135	2,080
Capital Income	45	49
Donations	16	9
Total Expenditures	9,278	10,060
Current Expenditures	5,993	6,350
Current Savings	1,213	1,268
Capital Expenditures	3,284	3,710
Deficit	(2,010)	(2,384)
% of GDP	(3.9)%	(4.4)%

(R)	Revised figures.
(P)	Preliminary figures.

Source: Ministry of Economy and Finance.

The non-financial public sector, which includes the Central Government, decentralized agencies (including CSS and principal universities) and non-financial public enterprises, had total revenues of U.S.$11,555 million during 2016, an 8.0% increase compared to U.S.$10,701 million in 2015. The increase was mainly due to an increase in CSS collections. Current savings for the non-financial public sector amounted to U.S.$2,530 million in 2016, a 7.6% increase compared to U.S.$2,352 million in 2015.

The following table sets forth the revenues, by purpose, and expenditures, by sector, of the consolidated non-public financial sector for the periods indicated.

TABLE NO. 13

Fiscal Performance - Consolidated Non-Financial Public Sector

	Period Ended December 31, (in millions of dollars)
	2015 (R)	2016 (P)
Total Revenues	10,701	11,555
Adjusted Current Revenue	10,316	11,069
Capital Income	48	43
Donations	16	9
Total Expenditures	11,909	12,905
Current Expenditures	8,285	8,972
Current Savings	2,352	2,530
Capital Expenditures	3,624	3,933
Deficit	(1,208)	(1,350)
% of GDP	(2.3)%	(2.5)%

Source: Ministry of Economy and Finance.

(R)	Revised figures.
(P)	Preliminary figures.

Year Ended December 31, 2016

The following tables set forth the revenues, by purpose, and expenditures, by sector, of the Central Government and the consolidated non-financial public sector for the years 2012 through 2016. Under the terms of the 1994 amendments to the Constitution, the Panama Canal Authority budget is not included in the budget of the Central Government.

TABLE NO. 14

Central Government Operations

(in millions of dollars)

	2012	2013	2014	2015 (R)	2016 (P)
Total Revenues	$6,490.1	$6,924.1	$7,097.9	$7,267.7	$7,676.5
Current Revenues	6,472.6	6,796.5	7,041.8	7,206.2	7,617.8
Tax Revenues	4,689.9	4,859.3	4,998.6	5,071.6	5,537.4
Direct	2,477.9	2,619.6	2,551.5	2,576.5	2,936.2
Indirect	2,212.0	2,239.7	2,447.1	2,495.1	2,601.2
Non Tax Revenues	2,051.0	1,937.2	2,043.2	2,134.6	2,080.4
Adjustments to Rent	(268.3)	–	–	–	–
Capital Gains	3.0	114.3	54.0	45.2	49.4
Donations	14.4	13.3	2.1	16.3	9.3
Total Expenditures	$7,518.7	$8,613.9	$9,042.5	$9,277.7	$10,060.3
Current Expenses	4,563.3	4,798.0	5, 684.1	5,993.3	6,349.9
Wages and Salaries	1,588.3	1,761.2	1,965.7	2,187.0	2,503.5
Goods and Services	524.7	513.9	700.5	542.7	653.4
Transfers	1,577.0	1,528.5	1,988.4	2,108.1	2,026.6
Interest	739.8	822.1	837.6	933.3	997.3
Others	133.5	172.3	191.9	222.2	169.1
Current Savings	$1,909.4	$1,998.5	$1.357.7	$1,212.9	$1,267.9
% of GDP	5.0%	4.5%	2.8%	2.3%	2.4%
Total Savings	1,926.8	2,126.1	1,413.8	1,274.4	1,326.6
% of GDP	5.1%	4.7%	2.9%	2.4%	2.5%
Capital Expenditures	$2,955.5	$3,815.9	$3,358.4	$3,284.4	$3,710.4
Primary Balance	$(288.9)	$(867.7)	$(1,107.0)	$(1,076.7)	$(1,386.5)
% of GDP	(0.8)%	(1.9)%	(2.3)%	(2.1)%	(2.7)%
Surplus or Deficit	(1,028.7)	(1,689.8)	(1,944.6)	(2,010.0)	(2,383.8)
% of GDP	(2.9)%	(4.0)%	(4.0)%	(3.9)%	(4.4)%

(R)	Revised figures.
(P)	Preliminary figures.

Note: Totals may differ due to rounding.

Source: Ministry of Economy and Finance.

TABLE NO. 15

Consolidated Non-Financial Public Sector Operations

(in millions of dollars)(1)

	2012	2013	2014	2015 (R)	2016 (P)
Revenues:
General Government
Central Government	$6,343.7	$6,673.8	$6,920.5	$7,067.0	$7,493.8
CSS	2,186.1	2,676.7	2,793.8	3,048.5	3,379.9
Consolidated agencies	154.0	187.1	188.6	200.4	195.6
Total	$8,683.8	$9,537.6	$9,903.0	$10,315.9	$11,069.3

	2012	2013	2014	2015 (R)	2016 (P)
Public Enterprises Operations Surplus	138.3	124.6	118.6	123.0	76.0
Nonconsolidated Agencies Surplus and Others	150.0	91.6	123.3	197.9	357.3
Capital Revenues	26.7	182.5	77.7	47.8	43.0
Donations	14.4	13.3	2.1	16.3	9.3
Total	$9,013.2	$9,949.7	$10,224.7	$10,700.9	$11,554.9
Expenditures:
General Government
Central Government	3,394.4	3,535.9	4,353.4	4,378.1	4,730.0
CSS	2,084.9	2,401.4	2,545.9	2,727.8	2,982.1
Consolidated agencies	200.3	200.4	215.3	238.8	255.8
Total	$5,679.6	$6,137.7	$7,114.6	$7,344.7	$7,967.9
Capital Expenditures	3,142.0	4,014.1	3,830.4	3,623.9	3,932.6
Total	$8,821.6	$10,151.8	$10,945.0	$10,968.6	$11,900.5
Balance(2)	191.6	(202.1)	(720.3)	(267.7)	(345.6)
Debt Interest Paid	742.2	823.9	842.7	940.4	1,004.3
Total Consolidated Non-Financial Public Sector Expenditures	$9,563.8	$10,975.7	$11,787.7	$11,909.0	$12,904.9
Overall Surplus (Deficit)	$(550.6)	$(1,026.0)	$(1,563.1)	$(1,208.1)	$(1,349.9)
Percentage of GDP (nominal)	(1.4)%	(2.3)%	(3.2)%	(2.3)%	(2.5)%

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Non-Financial Public Sector excludes the PCA, Banco Nacional de Panama and the Social Security Fund.
(2)	Excluding interest payments.

Note: Totals may differ due to rounding.

Sources: Office of the Comptroller General, Ministry of Economy and Finance and other public institutions.

International Reserves

Because Panama uses the U.S. dollar as legal tender and prints no domestic paper currency, Panama does not have foreign currency reserves in the conventional sense. In Panama, in contrast to many other countries, foreign currency reserves are not necessary for providing the private sector economy with foreign currency to pay for imports or for managing exchange rates for a domestic currency. Panama’s foreign currency reserves are generally considered to consist of BNP’s U.S. dollar-denominated foreign assets; Panama also maintains deposits denominated in euros and Japanese yen. As of December 31, 2016, BNP’s foreign assets were U.S.$3.5 billion, an increase of 16.3% compared to U.S.$3.0 billion as of December 31, 2015.

The following table sets forth certain information regarding Panama’s international reserves as of the dates indicated:

TABLE NO. 16

International Reserves

	December 31,
	2012	2013	2014	2015	2016
Foreign Exchange(1)	$2,118.3	$2,393.5	$3,491.3	$3,028.2	$3,480.7
Reserve Position in IMF	18.2	18.3	17.2	16.4	59.1
Total(2)	$2,136.5	$2,411.8	$3,508.5	$3,044.6	$3,539.8

(1)	Foreign assets of BNP in millions of dollars.
(2)	In millions of dollars.

Source: IMF and BNP.

Financial System

The Banking Sector

As of December 31, 2016, total assets of the banking sector were U.S.$121,075 million, approximately 3.3% higher than U.S.$117,188 million as of December 31, 2015. As of December 31, 2016, deposits in the banking sector were approximately U.S.$85,991 million, approximately 2.6% higher than U.S.$83,821 million as of the same date in 2015.

As of December 31, 2016, non-performing loans in the banking sector represented 1.2% of total loans, while the loan loss provision ratio was 83.5%. As of December 31, 2016, liquid assets in the banking sector represented 26.2% of total deposits, while the sum of liquid assets and investments represented 49.4% of total deposits. As of December 31, 2016, equity in the banking sector represented 18.0% of total loans and 11.2% of total assets.

TABLE NO. 18

The Banking Sector

(in millions of dollars)

	December 31st,
	2012	2013	2014	2015	2016
Assets:
Liquid Assets:
Deposits in local banks	$2,630	$3,046	$3,525	$3,423	$3,196
Deposits in foreign banks	12,275	13,279	16,801	17,064	18,169
Other	882	996	1,034	1,007	1,176
Total Liquid Assets	15,787	17,322	21,360	21,493	22,541
Loans	56,009	60,612	66,044	72,547	74,910
Investments in Securities	14,852	16,245	17,553	19,631	19,949
Other assets	3,078	3,743	3,463	3,516	3,676
Total Assets	89,726	97,922	108,420	117,188	121,075
Liabilities:
Deposits:
Internal:
Official	5,723	6,859	7,641	8,623	9,047
Public	29,328	32,284	34,860	36,692	38,460
Banks	2,553	3,136	3,427	3,654	3,229
Total Internal Deposits	37,603	42,280	45,928	48,968	50,735
External:
Official	44	99	1,704	839	198
Public	19,734	20,145	23,084	25,028	24,678
Banks	6,688	7,586	7,256	8,986	10,380
Total External Deposits	26,467	27,830	32,044	34,853	35,256
Total Deposits	64,070	70,110	77,973	83,821	85,991
Obligations	13,408	14,978	16,368	18,539	18,626
Other Liabilities	2,691	2,827	2,768	2,651	2,948
Total Liabilities	80,168	87,915	97,108	105,011	107,565
Capital and Reserves	9,558	10,007	11,311	12,177	13,510
Total Liabilities and Capital	$89,726	$97,922	$108,420	$117,188	$121,075

Source: Superintendency of Banks.

Foreign Trade and Balance of Payments

Composition of Foreign Trade

In 2016, Panama’s exports of goods (FOB), excluding the CFZ, recorded a preliminary total of U.S.$636.1 million, a decrease of 8.5% compared to U.S.$695.2 million in 2015, in part due to lower exports of agricultural produce. In 2016, Panama’s imports of goods (CIF), excluding the CFZ, recorded a preliminary total of U.S.$11,697.0 million, a decrease of 3.6% compared to U.S.$12,129.3 million in 2015, in part due to lower imports of intermediate goods, specifically in construction materials, and in capital goods, specifically construction and transportation capital goods.

In 2016, banana and pineapple exports recorded a preliminary total of U.S.$103.1 million, a 12.5% decrease from U.S.$117.8 million in 2015, primarily due to lower exports of pineapple.

In 2016, shrimp exports recorded a preliminary total of U.S.$65.2 million, a 2.2% decrease from U.S.$66.7 million in 2015, primarily due to lower sales in the United States.

In 2016, exports of frozen yellow fin tuna and fresh and frozen fish filets recorded a preliminary total of U.S.$69.2 million, a 19.1% decrease from U.S.$85.6 million in 2015, primarily due to a decrease in the catch of fish and other marine species.

In 2016, fishmeal exports recorded a preliminary total of U.S.$34.8 million, a 10.3% increase from U.S.$31.6 million in 2015, primarily due to growth in export volumes from increased demand.

In 2016, petroleum derivatives exports recorded a preliminary total of U.S.$0.6 million, a decrease of 12.0% compared to U.S.$0.7 million in 2015, primarily due to a decrease in the prices of petroleum products.

The following tables set forth the composition and geographical distribution of Panama’s imports and exports for the years indicated:

TABLE NO. 20

Composition of Merchandise Exports, F.O.B.(1)

(in millions of dollars)

	2012 (R)		2013 (R)		2014 (R)		2015 (R)		2016 (P)
Petroleum derivatives(2)	$0.6		$3.6		$1.3		$0.7		$0.6
Non-petroleum Merchandise Exports:
Bananas	85.9		90.6		92.9		96.0		88.8
Muskmelon	5.9		4.0		3.4		4.6		3.6
Watermelon	15.8		16.5		17.1		14.1		15.7
Sugar	34.5		24.2		27.0		19.6		30.3
Shrimp	40.5		74.7		79.2		66.7		65.2
Coffee	7.1		7.2		8.8		2.4		3.6
Fishmeal(3)	19.8		34.8		52.2		31.6		34.8
Frozen yellow fin tuna, fresh and frozen fish filet	59.1		66.5		83.8		85.6		69.2
Other seafood(4)	4.8		1.2		3.2		2.6		3.7
Gold	115.8		66.5		1.1		0.0		0.0
Pineapples	37.1		44.2		31.9		21.8		14.2
Clothing	10.1		7.1		5.3		4.8		4.9
Meat from cattle	24.7		25.3		25.4		20.9		15.8
Standing cattle	3.1		1.9		0.5		1.8		0.5
Leather and similar products	17.9		21.6		22.3		16.9		9.3
Other	338.9		353.7		361.8		305.0		275.8
Total	821.6		843.7		817.2		695.1		636.1
Re-exports other than CFZ	155.5	(P)	189.2	(P)	208.5	(P)	219.3	(P)	141.3	(E)
Total	$977.1		$1,033.1		$1,025.7		$914.4		$777.4

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Excluding the CFZ.
(2)	Excluding sales to ships and aircraft.
(3)	Including fish oil.
(4)	Until 2015, other seafood were included in the “other” category. As of 2016, other seafood is presented in the “other seafood” category.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

TABLE NO. 21(1)

Composition of Merchandise Imports, C.I.F.

(in millions of dollars)

	2012	2013	2014	2015 (R)	2016 (P)
Consumer Goods	$5,928.9	$6,017.1	$6,309.0	$5,256.1	$5,374.4
Non-durable	1,560.3	1,669.1	1,787.0	1,622.9	1,772.3
Semi-durable	1,183.5	1,199.1	1,311.3	1,520.8	1,513.0
Domestic utensils	545.2	513.3	452.9	489.0	537.6
Fuels and lubricants	2,639.9	2,635.5	2,757.8	1,623.4	1,551.4
Intermediate Goods	3,160.9	3,216.5	3,533.9	3,311.7	2,902.6
Agricultural raw materials	222.2	226.6	214.5	180.2	216.2
Industrial raw materials	1,662.9	1,671.2	1,685.4	1,856.6	1,713.0
Construction materials	1,159.0	1,194.4	1,495.1	1,137.5	845.0
Other intermediate goods	116.8	124.3	138.9	137.5	128.4
Capital Goods	3,404.5	3,797.1	3,864.3	3,561.4	3,420.0
Agricultural	71.8	57.5	57.5	51.0	71.0
Industrial, construction and electricity	1,216.0	1,264.9	1,460.0	1,207.3	1,135.0
Transportation equipment and telecommunication	1,102.2	1,405.0	1,316.0	1,278.8	1,264.5
Other capital goods	1,014.5	1,070.6	1,030.7	1,024.3	949.4
Total	$12,494.3	13,030.8	$13,707.2	$12,129.2	$11,697.0

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Excluding the CFZ.

Source: Office of the Comptroller General.

In June 2013, Panama lodged a complaint at the WTO against Colombia claiming that the effective import tariffs that Colombia applies to certain textiles, apparel, and footwear exceed the maximum tariff allowed under WTO agreements. On June 22, 2016, the WTO Dispute Settlement Body adopted the report of a WTO panel, as modified by the WTO Appellate Body, which concluded that the Colombian tariffs were inconsistent with the WTO General Agreement on Tariffs and Trade.

In November 2016, a WTO arbitrator determined that Colombia would have seven months from June 22, 2016 to bring its measures into compliance, thus providing Colombia until January 22, 2017 to do so. On December 13, 2016, Colombia notified the WTO of the issuance of Decree 1744 on November 2, 2016, which Colombia claimed had brought Colombia into compliance with its WTO obligations.

On February 9, 2017, Panama notified the WTO of its view that Colombia had not brought its measures into conformity and requested authorization to suspend the application of WTO concessions and other obligations in the amount of U.S.$210.0 million, equivalent to the loss that Panama believes results from the Colombian measures. Panama also requested authorization to apply such suspension of concessions and other obligations to services, intellectual property, and the Multilateral Agreements on Trade in Goods. On February 9, 2017, Colombia requested the establishment of a WTO panel to determine whether Colombia has brought its measures into compliance. On February 17, 2017, Colombia challenged the request by Panama to suspend concessions and other obligations and requested that the matter be submitted to WTO arbitration. On March 9, 2017, Panama accepted a request from Colombia for consultations regarding the existence of measures taken by Colombia to comply with its WTO obligations.

Balance of Payments

In 2016, Panama registered an overall surplus of U.S.$1,232.9 million, compared to an overall deficit in 2015 of U.S.$984.4 million, primarily due to increased foreign investment and a lower value of imports.

For 2016, the current account balance recorded a deficit of U.S.$3,098.1 million, a decrease of 18.4% compared to a current account deficit of U.S.$3,798.8 million in 2015, primarily due to an 8.9% decrease in the value of imports to U.S.$20,489.7 million in 2016, compared to U.S.$22,492.3 million in 2015. The sharpest declines in imports were observed in intermediate goods, specifically in construction materials, which dropped 25.7% compared to 2015, and in capital goods, specifically construction and transportation capital goods, whose value dropped by 7.3% and 6.0%, respectively, compared to 2015.

For 2016, the capital and financial account balance recorded a surplus of U.S.$6,440.5 million, an increase of 120.7% compared to a capital and financial account surplus of U.S.$2,918.3 million in 2015, primarily due to increased foreign investment. In 2016, foreign direct investment recorded net inflows of U.S.$5,060.0 million, an increase of 27.6% compared to net inflows of U.S.$3,966.3 million in 2015, in part due to the issuance of 25 new licenses for multinational businesses to establish headquarters in Panama. In 2016, foreign portfolio investment recorded net inflows of U.S.$898.7 million, compared to net outflows of U.S.$693.1 million in 2015. In 2016, other capital recorded new inflows of U.S.$457.8 million, compared to net outflows of U.S.$381.9 million in 2015.

In reviewing Panamanian balance of payments statistics for merchandise imports and exports, it is important to consider the effect of the CFZ and the significant amount of merchandise passing through it. In 2016, Panama had U.S.$10,719.2 million in non-CFZ merchandise imports, a decrease of 3.3% from U.S.$11,083.6 million in 2015, while imports to the CFZ for 2016 were U.S.$9,238.1 million, a 10.9% decrease from U.S.$10,373.5 million in 2015. Meanwhile, Panama had an estimated U.S.$636.1 million in non-CFZ merchandise exports in 2016, an 8.5% decrease compared to U.S.$695.2 million in 2015, while CFZ re-exports for 2016 were estimated to be U.S.$10,417.6 million, an 8.3% decrease from U.S.$11,365.5 million in 2015.

Excluding the CFZ, Panama has historically registered large merchandise trade deficits. This deficit, excluding the CFZ, was U.S.$10.1 billion (27.1% of GDP in chained volume measure) in 2016, a decrease from U.S.$10.9 billion (30.6% of GDP in chained volume measure) in 2015. However, these deficits have been significantly offset by the economic value added by the CFZ. In 2016, the merchandise trade deficit including the CFZ was U.S.$8.8 billion (23.4% of GDP in chained volume measure), a decrease from U.S.$9.7 billion (27.2% of GDP in chained volume measure) in 2015. Other segments within the service sector of the Panamanian economy, including ports and the Panama Canal, also help to offset the merchandise trade deficit. In 2016, the service sector had a net balance of payments surplus of U.S.$10.3 billion, an increase of 2.7% from U.S.$10.0 billion in 2015.

The following table sets forth Panama’s balance of payments for the years 2012 through 2016:

TABLE NO. 25

Balance of Payments(1)

(in millions of dollars)

	2012	2013 (P)	2014 (P)	2015 (P)	2016 (E)
Current Account:
Goods Trade(2)
Exports	18,270.5	17,058.9	14,971.5	12,783.2	11,704.6
Imports	(28,139.8)	(26,504.7)	(25,794.5)	(22,492.3)	(20,489.7)
Balance	(9,869.3)	(9,445.8)	(10,823.0)	(9,709.1)	(8,785.1)

	2012	2013 (P)	2014 (P)	2015 (P)	2016 (E)
Services	7,872.0	7,633.5	7,788.5	10,036.4	10,310.5
Rent(3)	(2,267.5)	(2,397.0)	(3,817.8)	(4,020.0)	(4,468.8)
Unilateral Transfers(4)	88.0	58.3	122.3	(106.0)	(154.7)
Balance	(4,176.8)	(4,151.0)	(6,730.0)	(3,798.7)	(3,098.1)
Capital and Financial Account:
Capital Account	16.5	26.4	24.2	26.9	24.0
Financial Account	2,562.5	4,776.2	5,688.8	2,891.3	6,416.5
Direct Investment	3,484.9	3,236.3	4,129.6	3,966.3	5,060.0
Portfolio Investment	(581.2)	(143.8)	188.1	(693.1)	898.7
Other Capital	(341.2)	1,683.7	1,371.1	(381.9)	457.8
Assets	(3,582.3)	(1,931.6)	(5,131.7)	(5,655.1)	1,090.4
Liabilities	3,241.1	3,615.3	6,502.8	5,273.2	(632.6)
Balance	2,579.0	4,802.6	5,713.0	2,918.2	6,440.5
Errors and Omissions (net)	639.6	(761.5)	1,414.0	(103.9)	(2,109.5)
Overall Surplus (Deficit)	(958.2)	(109.9)	397.0	(984.4)	1,232.9
Financing	958.2	109.9	(397.0)	984.4	(1,232.9)
Reserve Assets	(36.3)	(400.9)	(1,221.7)	77.6	(608.9)
Use of IMF credit and IMF loans	–	–	–	–	–
Exceptional Financing	994.5	510.8	824.7	906.8	(624.0)

(E)	Estimated figures.
(P)	Preliminary figures.
(R)	Revised figures.
(1)	For years 2013 to 2016, figures have been calculated pursuant to the Sixth Edition of the Balance of Payments Manual prepared by IMF.
(2)	Includes CFZ figures.
(3)	Includes wages and investment profits.
(4)	Unilateral transfers consist of transactions without a quid pro quo, many of which are gifts and migrant transfers.

Public Debt

Year Ended December 31, 2016.

Internal Debt

As of December 31, 2016, Panama’s public sector internal debt represented approximately 21.8% of total public sector debt, compared to 22.6% as of December 31, 2015. As of December 31, 2016, public sector internal debt totaled approximately U.S.$4,699.8 million, an increase of 2.8% compared to U.S.$4,573.4 million as of December 31, 2015, primarily due to reopenings of the Pabono 2024 bond totaling U.S.$698.5 million. As of December 31, 2016, Panama’s public sector internal debt as a percentage of GDP was 8.5% (based on a preliminary nominal GDP of U.S.$55.2 billion for 2016), compared to 8.8% as of December 31, 2015 (based on estimated nominal GDP of U.S.$52.1 billion for 2015).

As of December 31, 2016, the outstanding balance of Treasury bills was U.S.$252.0 million, a decrease of 58.3% compared to U.S.$604.0 million as of December 31, 2015, primarily due to the implementation of the Single Treasury Account, which permits financing approximately 50% of the Central Government deficit through the application of internal Government resources, rather than resorting to other sources of credit.

The following table sets forth Panama’s outstanding public sector internal debt at year-end for 2012 to 2016:

TABLE NO. 26

Public Sector Internal Debt

(in millions of U.S. dollars)

	December 31,
	2012	2013	2014	2015	2016
Private Sector Sources:
Treasury bills (maturity up to 12 months)	$415.1	$449.5	$307.0	$604.0	$252.0
Treasury notes (maturity from 3 years to 7 years)	1,133.0	1,022.8	1,688.0	1,949.1	1,942.5
Domestic bonds (maturity greater than 7 years)	1,364.0	1,464.0	1,464.0	1,464.0	2,162.5
Long-term private financing	20.5	16.1	11.7	7.4	3.1
Suppliers	0.0	0.0	0.0	0.0	8.0
Total	$2,932.6	$2,952.4	$3,470.7	$4,024.6	$4,368.1
Public Sector Sources:
Official banking institutions	$550.2	$500.1	$408.0	$549.0	$331.6
Total	$550.2	$500.1	$408.0	$549.0	$331.6
Total Public Sector Internal Debt	$3,482.8	$3,452.5	$3,878.7	$4,573.4	$4,699.8

Source: Ministry of Economy and Finance.

External Debt

As of December 31, 2016, total public sector external debt was approximately U.S.$16.9 billion, an increase of U.S.$1.2 billion from December 31, 2015, due primarily to the issuance of U.S.$1.0 billion aggregate principal amount of 3.875% Global Bonds due 2028 and disbursements of loans from multilateral agencies. Panama’s public sector external debt as a percentage of GDP was 30.6% as of December 31, 2016 (based on a preliminary GDP of U.S.$55.2 million for 2016), which represents an increase of 0.6 percentage points compared to a ratio of 30.0% as of December 31, 2015 (based on an estimated nominal GDP of U.S.$52.1 billion for 2015).

The following table sets forth the composition of public sector external debt outstanding at year-end of each year from 2012 to 2016:

TABLE NO. 27

Public Sector External Debt(1)

(in millions of U.S. dollars)

	December 31,
	2012	2013	2014	2015	2016
Commercial banks	$302.2	$693.3	$1,021.4	$889.5	$744.1
Bonds	7,725.7	8,307.1	9,509.1	10,377.4	11,387.4
Multilateral agencies	2,403.0	2,937.4	3,575.6	4,158.2	4,564.3
Bilateral entities	351.6	293.3	246.2	223.1	206.2
Total	$10,782.5	$12,231.1	$14,352.2	$15,648.3	$16,901.9

(1)	Debt stated at its outstanding principal amount and not at trading value in the secondary market. All external debt of the Republic is funded debt. Currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate as of December 31, 2016.

Source: Ministry of Economy and Finance.

The following table sets forth the scheduled amortizations for public sector external debt for each of the years indicated:

TABLE NO. 28

Public Sector External Debt Amortization

(in millions of U.S. dollars)(1)

	2017	2018	2019	2020	2021	2022- 2053
Multilaterals
World Bank	69.7	74.5	74.5	74.5	72.7	634.9
Inter-American Development Bank	185.1	191.2	189.0	184.5	179.8	1,637.8
International Agricultural Development Fund	0.0	0.0	0.0	0.0	0.0	0.0
Development Bank of Latin America	76.4	76.8	73.9	73.9	74.1	518.4
European Investment Bank	4.6	4.6	4.6	4.6	4.6	18.4
The OPEC Fund for International Development	4.7	4.7	4.7	4.7	4.7	37.8
Total	340.5	351.8	346.7	342.1	335.9	2,847.3
Bilaterals	17.4	14.2	14.2	14.2	14.2	131.9
Bonds	0.0	0.0	0.0	1,530.7	354.6	9,502.1
Commercial Debt	145.4	106.2	93.1	93.1	93.1	213.3
Total	162.8	120.4	107.3	1,638.0	461.9	9,847.3

(1)	Projections based on outstanding balance as of December 31, 2016.

Source: Ministry of Economy and Finance.

As of December 31, 2016, approximately 71.8% of total public sector external debt was owed to commercial lenders and bondholders, with 26.8% owed to multilateral institutions and 1.2% owed to bilateral lenders. As of December 31, 2015, approximately 72.0% of the total public sector external debt was owed to commercial lenders and bondholders, with 26.4% owed to multilateral institutions and 1.4% owed to bilateral lenders.

In January 2017, the Government and the Latin American Development Bank (“CAF”) signed loan agreements for U.S.$95 million to finance wastewater projects in Arraiján, Panama Oeste province and for U.S.$150 million to construct the Institute of Technical and Superior Education in East Panama.

In February 2017, the Cabinet Council authorized the signature of a loan for U.S.$150 million with the Inter-American Development Bank to finance wastewater projects in Arraiján and La Chorrera, each in Panama Oeste province.

In March 2017, the Central Government made payments to suppliers in respect of outstanding liabilities totaling U.S.$633.6 million. Decentralized institutions, state enterprises, municipalities, and financial intermediaries made such payments in the amounts of U.S.$74.3 million, U.S.$22.0 million, U.S.$2.1 million, and U.S.$1.9 million, respectively. These payments, totaling U.S.$734.0 million, correspond to 39.6% of outstanding liabilities. Suppliers may process pending claims until April 30, 2017, at which point any claims that remain pending will need to be paid pursuant to the 2017 budget.

In March 2017, the Government reopened the 4.95% Pabono 2024 bond with an issuance of U.S.$125.0 million at a weighted average yield of 3.63%.

On April 6, 2017, the National Economic Council authorized the signature of a loan agreement with the Central American Bank for Economic Integration for an amount up to U.S.$100 million to partially finance sanitation projects in Arraiján and La Chorrera, each in Panama Oeste province.